SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-9

                                (Amendment No. 1)


                      Solicitation/Recommendation Statement
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934
                              --------------------

                             SUPERIOR SERVICES, INC.
                            (Name of Subject Company)

                             SUPERIOR SERVICES, INC.
                      (Names of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
             (Including the associated Common Stock Purchase Rights)
                         (Title of Class of Securities)
                              --------------------
                                   868316 10 0
                      (CUSIP Number of Class of Securities)
                              --------------------
                                  Peter J. Ruud
                       Senior Vice President and Secretary
                             Superior Services, Inc.
                        125 South 84th Street, Suite 200
                           Milwaukee, Wisconsin 53214
                                 (414) 479-7800

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)
                              --------------------
                                 With copies to:

                                 Steven R. Barth
                                 Russell E. Ryba
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

     This  Amendment No. 1 amends the  Solicitation/Recommendation  Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by Superior Services, Inc. (the "Company") relating to the cash tender offer by Onyx Solid Waste Acquisition Corp., a Wisconsin corporation ("Purchaser") and an indirect wholly-owned subsidiary of Vivendi, a societe anonyme organized under the laws of France ("Parent"), to purchase all outstanding shares of Common Stock of the Company, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 18, 1999, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

     This Amendment No. 1 amends the Schedule 14D-9 by adding the attached fairness opinion of Robert W. Baird & Co. Incorporated as Annex A to the
Schedule 14D-9. The opinion was inadvertently omitted from the Schedule 14D-9 when it was filed via the EDGAR System on June 18, 1999 due to a financial printer error. The opinion was included as Annex A to the Schedule 14D-9 distributed to the shareholders of the Company.

                 [Robert W. Baird & Co. Incorporated Letterhead]


INVESTMENT BANKING                                               June 11, 1999

Board of Directors                                                     Annex A
Superior Services, Inc.
125 South 84th Street, Suite 200
Milwaukee, WI 53214

Dear Members of the Board:

     Superior Services, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Vivendi ("Purchaser") and Onyx Solid Waste Acquisition Corp. ("Merger Sub"), an indirect wholly owned subsidiary of Purchaser. Pursuant to the Agreement: (i) Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Company Common Stock"), including the associated common stock purchase rights, at a purchase price per share of $27.00 in cash (the "Consideration"), net to the seller and (ii) following completion of the Offer, Merger Sub will be merged (the "Merger" and together with the Offer, the "Transaction") with and into the Company. At the Effective Time (as defined in the Agreement), each issued and outstanding share of Company Common Stock (other than shares owned by Purchaser, Merger Sub, any other subsidiary of Purchaser, or held in the Company's treasury or owned by any wholly owned subsidiary of the Company, or held by any Dissenting Shareholder (as defined in the Agreement)) will be converted into the right to receive the Consideration.

     You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to the holders of the Company Common Stock (other than Purchaser and its affiliates).

     Robert W. Baird & Co.  Incorporated  ("Baird"),  as part of its  investment banking  business,  is  engaged  in  the  evaluation  of  businesses  and  their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us for purposes of our analysis, as well as publicly available information including but not limited to the Company's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms including Baird; (ii) reviewed the draft Agreement in the form presented to the Company's Board of Directors; (iii) compared the historical market prices and trading activity of the Company Common Stock with those of certain other publicly traded companies we deemed relevant; (iv) compared the financial position and operating results of the Company with those of other publicly traded companies we deemed relevant; and (v) compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations we deemed relevant. We have held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company. Although as a part of our engagement we were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, we understand that such solicitations were made by the Company and its financial advisor. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

Superior Services
June 11, 1999
Page 2


     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided us by or on behalf of the Company, and have not been engaged to independently verify any such information. We have assumed, with your consent, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's financial statements, (ii) the Transaction will be accounted for under the purchase method and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any amendment thereto and without waiver by any party of any condition of their respective obligations. We have also assumed that the financial forecasts examined by us (including estimates of cost savings and operating benefits) were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to future performance of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of the properties or facilities of the Company. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

     Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 to be filed in connection with the Offer and in any Proxy Statement to be provided to the Company's shareholders in connection with the Merger. This opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies considered by the Company's Board of Directors, and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Transaction. Baird will receive a fee for rendering this opinion. In the past, we have provided investment banking services to the Company, including acting as co-manager of the Company's initial public offering and a subsequent offering of Company Common Stock, for which we received our customary compensation.

     In the ordinary course of our business, we may from time to time trade the securities of the Company or Purchaser for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof,  the  Consideration is fair, from a financial point of view,
to  the  holders  of  Company   Common  Stock  (other  than  Purchaser  and  its
affiliates).

                                    Very truly yours,


                                    ROBERT W. BAIRD & CO. INCORPORATED

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SUPERIOR SERVICES, INC.


                                       By /s/ George K. Farr
                                          ------------------------------------
                                              George K. Farr
                                              Chief Financial Officer


Dated: July 7, 1999